Exhibit 99.1

ReneSola Comments on European Commission Raising Potential Issues with the Undertaking Agreement

JIASHAN, China, March 11, 2015 -- ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy efficient products, today stated that the European Commission has notified the Company regarding a potential compliance issue with the undertaking agreement, mainly due to the impracticality of monitoring the Company’s OEM producers and undertaking practice.

ReneSola has fully complied with the undertaking agreement and worked diligently with the European Commission to demonstrate its compliance with the practice of the undertaking agreement. According to standard procedure, ReneSola has the opportunity of commenting and providing supporting evidence to the issues raised by the European Commission. The Company intends to fully cooperate with the process and address any concerns or misunderstanding.

“MIP shipments represent a small percentage of our total module shipments and have no significant impact on our ability to service our European customers, or on our 2015 forecast, as we leverage our global manufacturing network while looking to expand our solar project initiatives in Europe,” said Mr. Xianshou Li, chief executive officer of ReneSola.

For more information, please visit www.renesola.com

About ReneSola

Founded in 2005 and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of green energy products. Leveraging its global presence, and expansive OEM and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Juliet Yang

ReneSola Ltd

Tel: +86-21-62809180-105

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: sol@ogilvy.com

In the United States:

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: sol@ogilvy.com